June 10, 2026

James Manning
Chief Executive Officer
SharonAI Holdings Inc.
745 Fifth Avenue , Suite 500
New York , NY 10151

        Re: SharonAI Holdings Inc.
            Registration Statement on Form S-1
            Filed June 5, 2026
            File No. 333-296559
Dear James Manning:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Greg Carney, Esq.